16 January 2004

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received on 15 January a notification, in accordance with Part VI of the Companies Act 1985 (as amended) that the interest of The Capital Group Companies, Inc and its affiliates, in the ordinary shares of Reed Elsevier PLC is 53,839,249 shares, representing 4.24% of the Company's current issued share capital.

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